UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response . 0.5
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person* Palo Alto Investors, LLC (See Note 1)	2. Issuer Name and Ticker or Trading Symbol Geerlings & Wade, Inc. (GEER)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director _XX_10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) 470 University Avenue	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Day/Year December 27, 2002
(Street) Palo Alto, CA 94301			5. If Amendment, Date of Original (Month/Day/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person XXForm filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	12/27/02	P		11,000	A	$0.78	374,870	I	See Note 2
Common Stock	12/27/02	P		114,200	A	$0.78	471,100	D and I	See Note 3

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained (Over)
in this form are not required to respond unless the form displays SEC 1474 (3-00)

a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

1. The reporting persons consist of William Leland Edwards, Palo Alto Investors, LLC, a California limited liability company ("PAI LLC"), Palo Alto Investors, a California corporation ("PAI Corp") and Micro Cap Partners, L.P., a Delaware limited partnership ("Micro Cap"), of which PAI LLC is the investment adviser and general partner. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the President and principal member of PAI LLC and the President and controlling shareholder of PAI Corp. PAI LLC is an investment adviser registered with the Securities and Exchange Commission, and is investment adviser to investment limited partnerships of which it is the general partner and to other clients. Mr. Edwards, PAI LLC and PAI Corp are filing this Form 4 jointly as a group. Micro Cap is filing this report jointly with the other reporting persons, but not as a member of a group and expressly disclaims membership in a group. No client account of PAI LLC, other than Micro Cap, owns more than ten percent of the outstanding stock of the Issuer.

2. These securities are owned indirectly by Mr. Edwards, PAI LLC and PAI Corp. All of such shares are held in client accounts of PAI LLC, and Mr. Edwards, PAI LLC and PAI Corp disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interests therein.

3. These securities are owned directly by Micro Cap, indirectly by PAI LLC, as Micro Cap's general partner, and indirectly by Mr. Edwards and PAI Corp. through PAI LLC. Mr. Edwards, PAI LLC and PAI Corp disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interests therein.

Dated: December 30, 2002
William L. Edwards	PALO ALTO INVESTORS, a California corporation By: William L. Edwards, President
PALO ALTO INVESTORS, LLC, a California limited liability company By: Palo Alto Investors, a California corporation, Manager By: William L. Edwards, President

MICRO CAP PARTNERS, L.P.

By: Palo Alto Investors, LLC, a California limited liability company,
General Partner

By: Palo Alto Investors, a California corporation, Manager

By: William L. Edwards, President

Joint Filer Information

Name: Palo Alto Investors, a California corporation

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: Palo Alto Investors, LLC

Issuer and Ticker Symbol: Geerlings & Wade, Inc. (GEER)

Statement for Month/Day/Year: December 27, 2002

Signature: Palo Alto Investors, a California corporation

By: William L. Edwards, President

Name: William L. Edwards

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: Palo Alto Investors, LLC

Issuer and Ticker Symbol: Geerlings & Wade, Inc. (GEER)

Statement for Month/Day/Year: December 27, 2002

By: William L. Edwards

Name: Micro Cap Partners, L.P.

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: Palo Alto Investors, LLC

Issuer and Ticker Symbol: Geerlings & Wade, Inc. (GEER)

Statement for Month/Day/Year: December 27, 2002

Signature: Micro Cap Partners, L.P.

By: Palo Alto Investors, LLC, General Partner

By: Palo Alto Investors, a California corporation, Manager

By: William L. Edwards, President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff